

February 14, 2022

Danny Yeung
Director
Prenetics Global Limited
Unit 701-706, K11 Atelier King's Road
728 King's Road, Quarry Bay, Hong Kong

> **Re: Prenetics Global Limited**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed February 10, 2022**
> **File No. 333-260928**

Dear Mr. Yeung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-4

Cover Page

1. We note your disclosure on page 49 that Prenetics H.K. holds $29.1 million in cash and cash equivalents at June 30, 2021. We further note your capital resources disclosure on page 270 that your cash is held for working capital purposes. We also note your description of how cash is transferred through your organization. Please revise to disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations. For example, state whether you have ever faced difficulties or limitations on your ability to transfer cash between subsidiaries and whether cash received from your U.K. subsidiary funds operations of your H.K. subsidiary, and if so, whether you have cash management policies that dictate the amount of such funding.

2.  Please revise your statement that your auditor is located in Hong Kong and is not currently audited by the PCAOB to also specifically state that your auditor is included on a list of audit firms its Board determined it is unable to inspect or investigate completely because of a position taken by one or more authorities in Hong Kong, and is therefore subject to the PCAOB's determination. Please clarify this point throughout your disclosure.

Prenetics, page 24

3.  We note your statement that "Prenetics believes that, based on the advice of its outside PRC counsel, it is currently not required to obtain any permission or approval from the China Securities Regulatory Commission ("CSRC"), Cyberspace Administration of China ("CAC") or any other PRC governmental authority to operate its business or to list its securities on a U.S. securities exchange or to issue securities to foreign investors (other than standard company registration with the competent State Administration for Market Regulation, which may be required for the three inactive subsidiaries of Prenetics that are incorporated under the laws of the PRC)." Please identify outside PRC counsel and file a consent. Alternatively, remove the reference and explain the basis for your belief that you are not required to obtain a cybersecurity review. Additionally, please explain the uncertainty with respect to whether your three subsidiaries incorporated under the laws of the PRC may be required to register with the competent State Administration for Market Regulation.

Summary of the Proxy Statement/Prospectus, page 24

4.  We refer to Comment 13 from our letter dated October 28, 2021. Please revise the Summary of the Proxy Statement/Prospectus to disclose the composition of the board of directors of PubCo after consummation of the Business Combination in relation to members associated with each of the pre-acquisition entities.

The PRC government has significant oversight, discretion and control over the manner in which companies incorporated..., page 65

5.  Please include a specific discussion indicating that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within your organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect your business. Your discussion should include a cross-reference to the condensed consolidating financial information.

You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Jonathan B. Stone, Esq.